UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                    under the Securities Exchange Act of 1934




                          For the date of 12 May, 2003

                   ALLIED IRISH BANKS, public limited company

             Bankcentre, Ballsbridge, Dublin 4, Republic of Ireland



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________





EMBARGO 7AM                                                         12 MAY, 2003


               ALLIED IRISH BANKS, P.L.C. PURCHASE OF OWN SHARES

Allied Irish Banks, p.l.c. ("AIB") (NYSE:AIB) announces that on 9 May 2003, it purchased 910,000 of its ordinary shares, at an average price of EUR 14.25, to be held as treasury shares.

                                     -ENDS-


For further information please contact:

Alan Kelly                                        Catherine Burke
Head of Capital & Group Investor Relations        Head of Corporate Relations
AIB Group                                         AIB Group
Bankcentre                                        Bankcentre
Ballsbridge                                       Ballsbridge
Dublin 4                                          Dublin 4
Tel: +353-1-6600311 ext. 12162                    Tel: +353-1-6600311 ext. 13894





                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                                ALLIED IRISH BANKS, p.l.c.
                                                (Registrant)


Date  12 May 2003                               By: ___________________
                                                    Gary Kennedy
                                                    Group Director, Finance,
                                                    Risk and Enterprise
                                                    Technology
                                                    Allied Irish Banks, p.l.c.